SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Livraria Cultura is Multiplus Fidelidade’s Newest Partner

São Paulo, November 09, 2009 – (NYSE:TAM, BOVESPA: TAMM4) – The Brazilian network of bookstores Livraria Cultura, through its “Mais Cultura” (More Culture) program, is the third company to join Multiplus Fidelidade coalition of partners, our initiative for a network of client rewards programs.

Through this partnership, Multiplus Fidelidade members will have one more option for earning and exchanging points for products. Besides flights and TAM Viagens travel packages, customers can exchange their points for any product sold by Livraria Cultura – which has more than 2.5 million book titles, in addition to CDs, DVDs, and magazines.

Every Brazilian real spent by Mais Cultura member customers earns five points in the program that, in turn, are equal to one point in the Multiplus Fidelidade program. Upon exchange, each point earned in Multiplus Fidelidade represents two points in the bookstore network. Any credits already earned by Cultura customers who are also Mais Cultura members can be exchanged for Multiplus Fidelidade points beginning in December.

“This partnership will interest those who travel in reading and those who read in traveling, on top of providing yet another benefit for the 1.6 million Mais Cultura customers”, stated Pedro Herz, Livraria Cultura’s president.

Multiplus Fidelity differentiates itself from other rewards initiatives on the market by being a network of rewards programs from different companies in different products and services retail industries. The benefits of this program include the incentives and freedom for each consumer to collect and spend their points in the way they decide is most convenient, giving the rewards programs a broader scope and expanding the possibilities for rewards and for the creation of new business for the partner companies.

“This partnership with Livraria Cultura is an enormous satisfaction for us at TAM. Livraria Cultura is one of the largest bookstores in Brazil and they play an important role in the dissemination of knowledge”, said Líbano Barroso, TAM’s President and the Vice-President of Finance, Management and IT.

Upon signing this agreement, Livraria Cultura will strengthen its brand, which will participate in the farthest-reaching partner coalition on the market. Ipiranga and Walmart, through their rewards programs Km de Vantagens and Bomclube, respectively, are already Multiplus Fidelidade’s partners. Purchases at Ipiranga and Walmart stores already earn credits in their programs, which may be exchanged for Multiplus Fidelidade’s points beginning in the month of November. Shortly we will communicate to our clients, in conjunction with Ipiranga and Walmart, the regulations and exact date of these benefits.

“By allowing the collection and exchange of points for different products, Multiplus represents an efficient tool that will help the partner companies gain and retain customers, as well as sell more”, added Barroso.

More information about Multiplus Fidelidade can be found on the website www.multiplusfidelidade.com.br.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM: (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 44.1% domestic market share and 87.3% international market share at the end of September 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.5 million tickets.

About Livraria Cultura
Livraria Cultura is a 100% Brazilian company. Established in 1947 by Eva Herz, it is currently headed by her son, Pedro Herz, her grandsons, Sérgio and Fábio Herz, and by Maria Cecília Cares. A pioneer in internet-based sales in Brazil (www.livrariacultura.com.br), it has a registry containing more than 2.5 million book titles, in addition to CDs and DVDs. Cultura is present at nine locations: five in São Paulo, Campinas, Porto Alegre, Recife and Brasilia. In 2010, stores will open in Fortaleza, Salvador and one more location in the nation’s capital, Brasilia.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.